UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Petros Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

71678J100
(CUSIP Number)

December 1, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71678J100

1.	Names of Reporting Persons.

Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
0
	6.	Shared Voting Power
579,003
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power 579,003

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,003 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	71678J100

1.	Names of Reporting Persons.

Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
0
	6.	Shared Voting Power
579,003
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power 579,003

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,003 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No.	71678J100

1.	Names of Reporting Persons.

Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
0
	6.	Shared Voting Power
579,003
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power 579,003

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 579,003 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer

Petros Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

Item 2.

(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number

71678J100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

(i) Immediately following the consummation of the transactions contemplated by that certain Agreement and Plan of Merger on December 1, 2020 (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 2, 2020), each of the Reporting Persons may have been deemed to have beneficial ownership of 583,003 shares of Common Stock, which consisted of (i) 207,245 shares of Common Stock held by Intracoastal and (ii) 375,758 shares of Common Stock issuable upon exercise of the Intracoastal Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 5.8% of the Common Stock, based on (1) 9,707,743 shares of Common Stock outstanding as of December 1, 2020 as reported by the Issuer, plus (2) 375,758 shares of Common Stock issuable upon exercise of the Intracoastal Warrant.

(ii) As of the close of business on January 20, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 579,003 shares of Common Stock, which consisted of (i) 203,245 shares of Common Stock held by Intracoastal and (ii) 375,758 shares of Common Stock issuable upon exercise of the Intracoastal Warrant, and all such shares of Common Stock represented beneficial ownership of approximately 5.7% of the Common Stock, based on (1) 9,707,743 shares of Common Stock outstanding as of December 1, 2020 as reported by the Issuer, plus (2) 375,758 shares of Common Stock issuable upon exercise of the Intracoastal Warrant.

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 579,003 .

(iii)	Sole power to dispose or to direct the disposition of 0 .

(iv)	Shared power to dispose or to direct the disposition of 579,003 .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2021

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 20, 2021

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager